Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Trip.com Group Limited

攜程集團有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9961)

RECORD DATE FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

Please note that the record date for determining the eligibility of the holders of the ordinary shares of Trip.com Group Limited (the “Company”) with a par value of US$0.00125 each (the “Ordinary Shares”), to attend and vote at the Company’s forthcoming annual general meeting of shareholders (the “General Meeting”) will be as of the close of business on Friday, May 30, 2025 (Hong Kong time) (the “Shares Record Date”). In order to be eligible to attend the General Meeting, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Friday, May 30, 2025 (Hong Kong time). All persons who are registered holders of the Ordinary Shares on the Shares Record Date will be entitled to attend the General Meeting.

Holders of American depositary shares (the “ADSs”) issued by The Bank of New York Mellon, as depositary of the ADSs (the “Depositary”), and representing the Ordinary Shares may attend, but may not vote, at the General Meeting. Holders of ADSs as of the close of business on Friday, May 30, 2025 (New York time) (the “ADSs Record Date,” together with the Shares Record Date, the “Record Date”), will be able to instruct the Depositary as to how to vote the Ordinary Shares represented by such ADSs. The Depositary will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the General Meeting the number of Ordinary Shares represented by the ADSs in accordance with the instructions received either (1) directly from the ADS holder if the ADSs are held by holders on the books and records of the Depositary or (2) indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of the ADS holders. Please be aware that, due to the time difference between Hong Kong and New York, if a holder of ADSs cancels his/her ADSs in exchange for Ordinary Shares on Friday, May 30, 2025 (New York time), such holder of ADSs will not be able to instruct the Depositary as to how to vote the Ordinary Shares represented by the cancelled ADSs as described above, and will also not be a holder of those Ordinary Shares as of the Shares Record Date for the purpose of determining the eligibility to attend and vote at the General Meeting.

Details including the date and location of the General Meeting will be set out in the notice of General Meeting to be issued and provided to holders of the Ordinary Shares and ADSs as of the respective Record Date together with the proxy materials in due course.

By Order of the Board Trip.com Group Limited James Jianzhang Liang Executive Chairman of the Board

Singapore, May 15, 2025

As of the date of this announcement, the board of directors of the Company comprises Mr. James Jianzhang Liang, Mr. Min Fan, Ms. Jane Jie Sun and Mr. Rong Luo as directors, and Mr. Neil Nanpeng Shen, Mr. Qi Ji, Mr. Gabriel Li and Mr. JP Gan as independent directors.

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